





eZdia
Create content, the right way.

# Brad Curtis · 3rd in

VP of Global Sales & Strategic Accounts at eZdia Inc.

Novato, California, United States · 500+ connections ·

Contact info

eZdia

California Polytechn
University-San Luis

## Featured

**Troubled Boy**
Spotify

Brad Curtis Project · Album · 2015 · 8 songs.

Continental
Divide

**Continental Divide**
Spotify

Brad Curtis Project · Album · 2018 · 14 songs.

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## Experience



### VP of Global Sales & Strategic Accounts

eZdia

Jan 2013 – Present · 7 yrs 11 mos

SF Bay Area

eZdia uses its own software technology and services to create high-quality, SEO focused content for the world's leading brands. Category and product descriptions, image optimization articles, blog posts, buyer's guides, translations, moderation, how-to manuals and a content platform to source, create, publish and amplify optimized content anywhere it needs to live.

A key member of the executive team, involved in every aspect of building eZdia into one of world's leading content development platforms and services.

...see mor


**eZdia | Quality Content @ Scale**

### Strategic Named Accounts



MyBuys

Dec 2011 – Mar 2013 · 1 yr 4 mos

San Mateo, California

MyBuys is the leading provider of web, mobile, email and display ad personalization technologies, serving over 400 customers and nearly 25% of the IR 500.

### SVP of Sales & Marketing

Kalio

Feb 2011 – Dec 2011 · 11 mos

Cupertino

I came to D.M. inSite to help position and sell its new SaaS model ecommerce platform. I took over marketing, led the identity change to Kalio, launched mobile and social ecommerce products while also closing business to grow the company.



### Director of Worldwide Sales

Magento Commerce

Jan 2010 – Feb 2011 · 1 yr 2 mos

Los Angeles, CA

The fastest growing ecommerce software and services solution on the planet! #1 in sales until its purchase by eBay.

### Partner / Business Development

90,000 Feet

Nov 2008 – Jan 2010 · 1 yr 3 mos

We worked with brands, agencies, studios and networks to create AND produce short and long-form entertainment programming designed to engage viewers and deliver relevant marketing across webisode, TV, social networks, gaming, mobile... On any screen at any time!

Show 3 more experiences ⌄

## Education



### California Polytechnic State University-San Luis Obispo
BA, Journalism
1984 – 1987
Activities and Societies: Cal Poly Shorin Ryu Karate Do Licensed Pilot

### Los Altos Highschool
HS degree Linkedin? Yes, puberty, general indoctrination, Field of Study in Highschool? waiting for reality and focus!
1978 – 1982

### MEDDIC Academy
Introduction to MEDDIC



